Exhibit 12.1
NORTHSTAR REAL ESTATE INCOME TRUST, INC.
Ratio of Earnings to Fixed Charges

	The Company
	(consolidated)
	Year Ended December 31,
	2010	2009

Interest Expense	$799,911	$—

	799,911	—

Net income attributable to Northstar Real Estate Income Trust, Inc. common stockholders	1,629,592	680,530
Fixed charges	799,911	—

	$2,429,503	$680,530

Ratio of earnings to fixed combined charges	3.04	n/a